First quarter 2020
Financial statements and review

Equinor first quarter 2020 results

Equinor reports adjusted earnings of USD 2.05 billion and USD 0.56 billion after tax in the first quarter of 2020. IFRS net operating income was USD 0.06 billion and the IFRS net income was negative USD 0.71 billion, following net impairments of USD 2.45 billion.

The first quarter was characterised by

- Rapid and forceful response to the Covid-19 pandemic, the fall in commodity prices and the market uncertainty
  - o Launch of a USD 3 billion action plan for 2020 to strengthen financial resilience
  - o Suspension of share buy-back under the share buy-back programme
  - o   Cash dividend for first quarter reduced to USD 0.09 per share
- Solid cash flow and net debt ratio[1] at 25.8%
- Financial results impacted by lower commodity prices
- Solid operational performance with record high production and successful ramp-up to a higher plateau production level at Johan Sverdrup at the end of April

"The Covid-19 pandemic is impacting people, societies and industries across the world. Joint efforts by individuals, governments and companies are necessary to respond to the current global emergency. We are all in this together and Equinor has launched a forceful and rapid response. Safety is our first priority and we have taken actions to keep our people safe and healthy, contribute positively in the societies in which we operate and mitigate spread of the virus. We have also taken forceful actions to strengthen our financial resilience, and we are prepared to take further measures as necessary to protect people, operations and value creation," says Eldar Sætre, President and CEO of Equinor ASA.

"In times like this, with the current unprecedented market conditions and uncertainties, it is more important than ever to have a clear direction for the long-term development of the company. Our values and strategy remain firm, and we are committed to develop Equinor as a broad energy company. It is a sound business strategy to ensure competitiveness and drive change towards a low carbon future, based on a strong commitment to value creation for our shareholders," says Sætre.

"Our financial results in the quarter were impacted by the lower commodity prices. However, we delivered strong operational performance with record high production and solid cash flow under these market conditions. Uncertainty remains high with very low commodity prices and increased differentials towards the end of first quarter and in the start of the second quarter. We will continue to prioritise value over volume and have already reduced activity, particularly in the US onshore. We will consider further activity reductions and use the flexibility we have in our portfolio as necessary," says Sætre.

Adjusted earnings [5] were USD 2.05 billion in the first quarter, down from USD 4.19 billion in the same period in 2019. Adjusted earnings after tax [5] were USD 0.56 billion, down from USD 1.54 billion in the same period last year. Lower prices for both liquids and gas impacted the earnings for the quarter.

In first quarter, Equinor announced a plan for reducing costs[2] for 2020 by around USD 700 million compared to original estimates. Operating costs in first quarter 2020, were improved from last quarter and we see lower unit production costs. For E&P Norway Equinor saw lower prices with increased production and high regularity. Results in the E&P International segment were impacted by the low prices on both gas and liquids, despite a slight reduction of operating costs and increase in production. The Marketing, Midstream and Processing segment reported strong results from European natural gas offset by the effects of weak refinery margins and product trading in a demanding volatile market. Equinor delivered record high electricity production from the renewable business.

IFRS net operating income was USD 0.06 billion in the first quarter, down from USD 4.73 billion in the same period of 2019. IFRS net income was negative USD 0.71 billion in the first quarter, down from positive USD 1.71 billion in the first quarter of 2019. Net operating income was impacted by net impairment charges of USD 2.45 billion, of which USD 0.86 billion relates to assets at the Norwegian continental shelf and USD 1.40 billion to the international portfolio. Impairments are mainly triggered by reduction in short-term price assumptions.

Equinor delivered record high total equity production of 2,233 mboe per day in the first quarter, up 3% from the same period in 2019. The flexibility in the gas fields was used to defer production into periods with higher expected gas prices. Successful rampup of new fields as well as new well capacity, contributed to growth in production. The ramp- up of Johan Sverdrup contributes significantly to the increased production in the quarter, and the field reached a higher plateau production level at 470,000 boe per day in late April. Equinor expects to deliver an average annual production growth of around 3% from 2019 to 2026. Due to market uncertainties, government-imposed production curtailments and Equinor's value over volume approach, Equinor has suspended further production guidance for 2020.

At the end of first quarter 2020 Equinor has completed 5 exploration wells with 3 commercial discoveries, and 17 wells were ongoing. Adjusted exploration expenses in the quarter were USD 0.30 billion, compared to USD 0.27 billion in the same quarter of 2019.

Cash flows provided by operating activities before taxes paid and changes in working capital amounted to USD 4.50 billion in the first quarter, compared to USD 6.45 billion in 2019. Organic capital expenditure [5] was USD 2.30 billion for the three first months of 2020. Equinor expects an organic capex of around USD 8.5 billion for 2020 and is updating its organic capex expectation for 2021 to around USD 10 billion. At the closing of the quarter net debt to capital employed[(1)] was 25.8%, up two percentage points mainly as a result of currency impact on equity. Following the implementation of IFRS 16, net debt to capital employed[(1)] was 31.3%.

The board of directors has decided a cash dividend of USD 0.09 per share for the first quarter 2020, a reduction of 67% compared to the proposed fourth quarter 2019 dividend level.

The twelve-month average Serious Incident Frequency (SIF) for the period ending 31 March was 0.6 for 2020 and in 2019. The twelve-month average Recordable Injury Frequency (TRIF) for the period ending 31 March was 2.3 for 2020, compared to 2.9 in 2019.

(in USD million, unless stated otherwise)	Q1 2020	Quarters Q4 2019	Q1 2019	Change Q1 on Q1
Net operating income/(loss)	58	1,516	4,732	(99%)
Adjusted earnings [5]	2,047	3,550	4,187	(51%)
Net income/(loss)	(705)	(230)	1,712	N/A
Adjusted earnings after tax [5]	561	1,186	1,535	(63%)
Total equity liquids and gas production (mboe per day) [4]	2,233	2,198	2,178	3%
Group average liquids price (USD/bbl) [1]	44.2	56.5	55.8	(21%)

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[1] This is a non-GAAP figure. Comparison numbers and reconciliation to IFRS are presented in the table Calculation of capital employed and net debt to capital employed ratio as shown under the Supplementary section in the report.
[2] Operating cost (excluding variable cost such as transportation and processing), sales and general administration and field development costs. Expensed exploration costs are not included.

GROUP REVIEW

First quarter 2020

Total equity liquids and gas production [4] was 2,233 mboe per day in the first quarter of 2020, up 3% compared to 2,178 mboe per day in the first quarter of 2019. The increase was mainly due to contributions from new fields on the NCS and in the UK, in addition to new wells in the US onshore business. The increase was partially offset by expected natural decline, portfolio changes and reduced flexible gas production due to lower prices[3] this quarter.

Total entitlement liquids and gas production [3] was 2,076 mboe per day in the first quarter of 2020, up 4% compared to 2,001 mboe per day in the first quarter of 2019. In addition to the factors mentioned above, production was positively influenced by lower effects from production sharing agreements (PSA) [4], and lower US royalty volumes. The net effect of PSA and US royalties was 157 mboe per day in total in the first quarter of 2020 compared to 177 mboe per day in the first quarter of 2019.

Condensed income statement under IFRS (unaudited, in USD million)	Q1 2020	Quarters Q4 2019	Q1 2019	Change Q1 on Q1
Total revenues and other income	15,130	15,169	16,482	(8%)
Purchases [net of inventory variation]	(7,396)	(6,603)	(6,656)	11%
Operating and administrative expenses	(2,603)	(2,405)	(2,639)	(1%)
Depreciation, amortisation and net impairment losses	(4,438)	(4,165)	(2,188)	>100%
Exploration expenses	(635)	(480)	(268)	>100%
Net operating income/(loss)	58	1,516	4,732	(99%)
Net income/(loss)	(705)	(230)	1,712	N/A

Net operating income was USD 58 million in the first quarter of 2020, compared to USD 4,732 million in the first quarter of 2019. The decrease was primarily due to net impairments mainly related to decreased short-term oil price assumptions and construction delays mainly caused by the Covid-19 pandemic[4]. Lower liquids and gas prices in the E&P reporting segments and weak refinery margins and liquids trading in MMP added to the decrease.

In the first quarter of 2020, net operating income was negatively impacted mainly by net impairments of USD 2,452 million[3] and operational storage effects of USD 343 million.

In the first quarter of 2019, net operating income was positively impacted by changes in unrealised fair value of derivatives and inventory hedge contracts of USD 706 million and an impairment reversal of USD 116 million. In addition, net operating income was negatively impacted by an implementation effect of USD 123 million from a change of accounting policy for lifting imbalances.

Adjusted earnings (in USD million)	Q1 2020	Quarters Q4 2019	Q1 2019	Change Q1 on Q1
Adjusted total revenues and other income	14,970	15,336	15,772	(5%)
Adjusted purchases [6]	(7,856)	(6,048)	(6,543)	20%
Adjusted operating and administrative expenses	(2,445)	(2,496)	(2,470)	(1%)
Adjusted depreciation, amortisation and net impairment losses	(2,321)	(2,806)	(2,303)	1%
Adjusted exploration expenses	(302)	(437)	(268)	13%
Adjusted earnings [5]	2,047	3,550	4,187	(51%)
Adjusted earnings after tax [5]	561	1,186	1,535	(63%)

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[3] For more information, see note 8 Impact of the Covid-19 pandemic and oil price decline to the Condensed interim financial statements.
[4] For more information, see note 2 Segments and note 8 Impact of the Covid-19 pandemic and oil price decline to the Condensed interim financial statements.

For items impacting net operating income, see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

Adjusted total revenues and other income were USD 14,970 million in the first quarter of 2020 compared to USD 15,772 million in the first quarter of 2019 decreased mainly due to lower average prices for liquids and gas, partially offset by higher sales volumes.

Adjusted purchases [6] were USD 7,856 million in the first quarter of 2020, compared to USD 6,543 million in the first quarter of 2019. The increase was mainly due to higher third-party crude oil and gas volumes, partially offset by lower average prices for liquids and gas.

Adjusted operating and administrative expenses were USD 2,445 million in the first quarter of 2020, compared to USD 2,470 million in the first quarter of 2019. The minor decrease was mainly due to the positive NOK/USD currency exchange rate development and reduced Gassled removal costs in E&P Norway. Lower royalties and production fees in addition to portfolio changes in E&P International added to the decrease. Higher transportation costs for liquids especially in MMP mostly offset the decrease.

Adjusted depreciation, amortisation and net impairment losses were USD 2,321 million in the first quarter of 2020, compared to USD 2,303 million in the first quarter of 2019. The slight increase was mainly due to ramp-up of new fields, especially on the NCS and in the UK in addition to increased investment mainly in the US onshore business. Higher proved reserves estimates, the positive NOK/USD exchange rate development and a lower cost base due to impairments of assets mostly offset the increase.

Adjusted exploration expenses were USD 302 million in the first quarter of 2020, compared to USD 268 million in first quarter of 2019. The increase was mainly due to higher drilling costs and a higher portion of exploration expenditure capitalised earlier years being expensed this quarter. A higher portion of exploration expenditures being capitalised and lower seismic costs this quarter mostly offset the increase. For more information, see the table titled Adjusted exploration expenses in the Supplementary disclosures.

After total adjustments[5] of USD 1,989 million to net operating income, **Adjusted earnings** [5] were USD 2,047 million in the first quarter of 2020, a 51% reduction from USD 4,187 million in the first quarter of 2019.

Adjusted earnings after tax [5] were USD 561 million in the first quarter of 2020, which reflects an effective tax rate on adjusted earnings of 72.6%, compared to 63.3% in the first quarter of 2019. The increase in the effective tax rate was mainly due to decreased adjusted earnings in the first quarter of 2020 in entities with lower than average tax rates, and in entities without recognised taxes.

Cash flows provided by operating activities decreased by USD 91 million compared to the first quarter of 2019. The decrease was mainly due to lower liquids and gas prices, partially offset by a change in working capital, increased cash flow from derivatives and decreased tax payments.

Cash flows used in investing activities decreased by USD 3,106 million compared to the first quarter of 2019. The decrease was mainly due to decreased financial investments.

Cash flows used in financing activities increased by USD 96 million compared to the first quarter of 2019. The increase was mainly due to increased collateral payments related to derivatives, partially offset by decreased payment of short-term debt.

Total cash flows increased by USD 2,918 million compared to the first quarter of 2019.

Free cash flow [5] in the first quarter of 2020 was USD 362 million compared to USD 1,837 million in the first quarter of 2019. The decrease was mainly due to lower liquids and gas prices, partially offset by increased cash flow from derivatives and decreased tax payments.

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[5] For items impacting net operating income, see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

OUTLOOK

- **Organic capital expenditures** [5] are estimated at around USD 8.5 billion for 2020[6], around USD 10 billion for 2021[6], and around USD 12 billion annual average for 2022-2023
- Equinor intends to continue to mature its attractive portfolio of exploration assets and estimates a total **exploration activity** level of around USD 1 billion for 2020, excluding signature bonuses and field development costs
- Equinor's ambition is to keep the **unit of production cost** in the top quartile of its peer group
- For the period 2019–2026, **production growth** [7] is expected to come from new projects resulting in around 3% CAGR (Compound Annual Growth Rate) based on current forecast
- **Scheduled maintenance activity** is estimated to reduce equity production by around 25 mboe per day for the full year of 2020

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. We continue to monitor the impact of Covid-19 on our operations. Deferral of production to create future value, production cuts, gas off-take, timing of new capacity coming on stream, operational regularity, impact of Covid-19, activity level in the US onshore, as well as uncertainty around the closing of the announced transactions represent the most significant risks related to the foregoing production guidance. There has been considerable uncertainty created by the Covid-19 pandemic and we are unable to predict the impact of this event. Our future financial performance, including cash flow and liquidity, will be impacted by the extent and duration of the current market conditions, the development in realised prices, including price differentials and the effectiveness of actions taken in response to the pandemic. We cannot predict how long current supply and demand imbalances will last or what the ultimate impact of Covid- 19 will be on general economic conditions worldwide. For further information, see section 5.7 Forward-looking statements.

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[6] USD/NOK exchange rate assumption of 11.0.

EXPLORATION & PRODUCTION NORWAY

First quarter 2020 review

Average daily production of liquids and gas increased by 4% to 1,394 mboe per day in the first quarter of 2020, compared to 1,337 mboe per day in the first quarter of 2019. The increase was mainly due to positive contributions from new fields, partially offset by expected natural decline, reduced flexible gas production and reduced ownership in some fields.

Net operating income was USD 967 million in the first quarter of 2020 compared to USD 3,119 million in the first quarter of 2019. The decrease was mainly due to lower gas transfer price and liquids price in addition to impairment of assets[7].

In the first quarter of 2020, net operating income was negatively impacted by impairment of assets of USD 859 million and a negative impact from net underlifted volumes of USD 31 million. In the first quarter of 2019, net operating income was negatively impacted by an implementation effect of USD 42 million from a change of accounting policy for lifting imbalances, in addition to a net negative impact of USD 58 million from underlifted volumes in the quarter.

Adjusted operating and administrative expenses decreased mainly due to reduced Gassled removal costs and the NOK/USD exchange rate development, partially offset by transportation costs and ramp-up of new fields. Adjusted depreciation, amortisation and net impairment losses decreased mainly due to the NOK/USD exchange rate development, net decrease in field specific production and increased proved reserves on several fields. The decrease was partially offset by ramp-up of new fields. Adjusted exploration expenses decreased mainly due to higher portion of exploration expenditure being capitalised this quarter and lower seismic costs, partially offset by higher drilling costs.

After total adjustments of USD 896 million to net operating income, **Adjusted earnings** [5] were USD 1,863 million in the first quarter of 2020, a decrease of 42% from USD 3,219 million in the first quarter of 2019.

Adjusted earnings (in USD million)	Q1 2020	Quarters Q4 2019	Q1 2019	Change Q1 on Q1
Adjusted total revenues and other income	3,593	4,944	5,123	(30%)
Adjusted operating and administrative expenses	(654)	(852)	(771)	(15%)
Adjusted depreciation, amortisation and net impairment losses	(982)	(1,210)	(1,019)	(4%)
Adjusted exploration expenses	(94)	(142)	(114)	(17%)
Adjusted earnings [5]	1,863	2,738	3,219	(42%)

For comparable IFRS figures, see note 2 Segments to the Condensed interim financial statements. For items impacting net operating income, see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

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[7] For more information, see note 2 Segments and note 8 Impact of the Covid-19 pandemic and oil price decline to the Condensed interim financial statements.

EXPLORATION & PRODUCTION INTERNATIONAL

First quarter 2020 review

Average daily equity production of liquids and gas was 839 mboe per day in the first quarter of 2020, slightly lower than 841 mboe per day in the first quarter of 2019. Expected natural decline and negative effects from portfolio changes were offset by start-up of new fields in the UK, and new wells in the US onshore.

Average daily entitlement production of liquids and gas increased to 682 mboe per day in the first quarter of 2020 compared to 664 mboe per day in the first quarter of 2019. The increase was due to lower effects from production sharing agreements (PSA) [4] and US royalty volumes [4]. The net effects from PSA and US royalties were 157 mboe per day in the first quarter of 2020 compared to 177 mboe per day in the first quarter of 2019.

Net operating income was a USD 1,327 million loss in the first quarter of 2020 compared to positive USD 716 million in the first quarter of 2019. The negative development was primarily due to net impairment losses in the first quarter of 2020, and lower liquids and gas prices.

In the first quarter of 2020, net operating income was negatively impacted by net impairment losses of USD 1,397 million, mainly due to reduced price assumptions with the largest effect being on an unconventional onshore asset in North America[8]. In the first quarter of 2019, net operating income was positively impacted by an impairment reversal of USD 116 million and negatively impacted by an implementation effect of USD 81 million from a change of accounting policy for lifting imbalances.

Adjusted operating and administrative expenses decreased primarily due to lower royalties and production fees, driven by decreased prices and related volumes, and portfolio changes. This was partially offset by higher operating and transportation expenses due to new fields in operation and volume growth in the US onshore. Adjusted depreciation, amortisation and net impairment losses increased slightly due to new fields in production and higher investments, partially offset by higher proved reserves estimates. Adjusted exploration expenses increased mainly due to a higher portion of exploration expenditure capitalised in earlier years being expensed and higher drilling costs, partially offset by a higher portion of exploration expenditure being capitalised this quarter.

After total adjustments of USD 1,342 million to net operating income, **Adjusted earnings** [5] were USD 15 million in the first quarter of 2020, down from USD 666 million in the first quarter of 2019.

Adjusted earnings (in USD million)	Q1 2020	Quarters Q4 2019	Q1 2019	Change Q1 on Q1
Adjusted total revenues and other income	2,033	2,615	2,682	(24%)
Adjusted purchases	(43)	(25)	(39)	10%
Adjusted operating and administrative expenses	(725)	(791)	(806)	(10%)
Adjusted depreciation, amortisation and net impairment losses	(1,043)	(1,257)	(1,018)	3%
Adjusted exploration expenses	(207)	(295)	(154)	34%
Adjusted earnings [5]	15	247	666	(98%)

For comparable IFRS figures, see note 2 Segments to the Condensed interim financial statements. For items impacting net operating income, see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

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[8] For more information, see note 2 Segments and note 8 Impact of the Covid-19 pandemic and oil price decline to the Condensed interim financial statements.

MARKETING, MIDSTREAM & PROCESSING

First quarter 2020 review

Natural gas sales volumes amounted to 16.4 billion standard cubic meters (bcm) in the first quarter of 2020, unchanged compared to the first quarter of 2019. Of the total gas sales in the first quarter of 2020, entitlement gas was 13.4 bcm, down 0.9 bcm from the first quarter of 2019. The decrease was mainly due to lower NCS entitlement volumes.

Liquids sales volumes amounted to 195.9 million barrels (mmbl) in the first quarter of 2020, up 13.7 mmbl compared to the first quarter of 2019 mainly due to increased volumes from the NCS.

Average invoiced European natural gas sales price was 41% lower in the first quarter of 2020 compared to the first quarter of 2019. **Average invoiced North American piped gas sales price** decreased by 41% in the same period due to the decreased Henry Hub price.

Net operating income was a USD 322 million loss in the first quarter of 2020 compared to positive USD 1,184 million in the first quarter of 2019. The decrease was mainly due to negative results from weak refinery margins and liquids trading. In addition, unrealised derivatives losses and inventory hedging effects of USD 18 million compared to gains of USD 706 million in the first quarter of 2019 contributed to the decrease. In the first quarter of 2020, negative effects from operational storage amounted to 343 million due to change in market prices, compared to positive 130 million in the same period last year. In addition, increased transportation costs and impairment related to a refinery asset added to the decrease.

Adjusted purchases [6] decreased mainly due to lower prices for all products, partially offset by increased volumes for liquids. Adjusted operating and administrative expenses increased mainly due to increased transportation costs for liquids. Adjusted depreciation, amortisation and net impairment losses were stable.

After total adjustments of USD 551 million to net operating income, **Adjusted earnings** [5] were USD 229 million in the first quarter of 2020, compared to USD 359 million in the first quarter of 2019.

Adjusted earnings (in USD million)	Q1 2020	Quarters Q4 2019	Q1 2019	Change Q1 on Q1
Adjusted total revenues and other income	14,784	14,766	15,133	(2%)
Adjusted purchases [6]	(13,157)	(12,909)	(13,598)	(3%)
Adjusted operating and administrative expenses	(1,311)	(1,237)	(1,084)	21%
Adjusted depreciation, amortisation and net impairment losses	(87)	(96)	(93)	(7%)
Adjusted earnings [5]	229	524	359	(36%)

For comparable IFRS figures, see note 2 Segments to the Condensed interim financial statements. For items impacting net operating income, see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

CONDENSED INTERIM FINANCIAL STATEMENTS

First quarter 2020

CONSOLIDATED STATEMENT OF INCOME

(unaudited, in USD million)	Note	Q1 2020	Quarters Q4 2019	Q1 2019	Full year 2019*
Revenues	2	15,065	14,900	16,410	62,911
Net income/(loss) from equity accounted investments		71	14	64	164
Other income		(6)	255	8	1,283
Total revenues and other income	2	15,130	15,169	16,482	64,357
Purchases [net of inventory variation]		(7,396)	(6,603)	(6,656)	(29,532)
Operating expenses		(2,406)	(2,238)	(2,408)	(9,660)
Selling, general and administrative expenses		(197)	(167)	(231)	(809)
Depreciation, amortisation and net impairment losses	6	(4,438)	(4,165)	(2,188)	(13,204)
Exploration expenses		(635)	(480)	(268)	(1,854)
Total operating expenses	2	(15,072)	(13,653)	(11,751)	(55,058)
Net operating income/(loss)	2	58	1,516	4,732	9,299
Interest expenses and other financial expenses		(344)	(421)	(356)	(1,450)
Other financial items		367	(74)	504	1,443
Net financial items	4	23	(495)	149	(7)
Income/(loss) before tax		81	1,020	4,881	9,292
Income tax	5	(786)	(1,250)	(3,168)	(7,441)
Net income/(loss)		(705)	(230)	1,712	1,851
Attributable to equity holders of the company		(708)	(236)	1,711	1,843
Attributable to non-controlling interests		3	6	1	8
Basic earnings per share (in USD)		(0.21)	(0.07)	0.51	0.55
Diluted earnings per share (in USD)		(0.21)	(0.07)	0.51	0.55
Weighted average number of ordinary shares outstanding (in millions)		3,305	3,313	3,331	3,326
Weighted average number of ordinary shares outstanding, diluted (in millions)		3,312	3,322	3,337	3,334

* Audited

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		Quarters		Full year
(unaudited, in USD million)	Q1 2020	Q4 2019	Q1 2019	2019*
Net income/(loss)	(705)	(230)	1,712	1,851
Actuarial gains/(losses) on defined benefit pension plans	122	63	120	427
Income tax effect on income and expenses recognised in OCI[1]	(42)	(12)	(25)	(98)
Items that will not be reclassified to the Consolidated statement of income	80	51	94	330
Currency translation adjustments	(4,182)	1,203	324	(51)
Share of OCI from equity accounted investments	0	0	2	44
Items that may be subsequently reclassified to the Consolidated statement of income	(4,182)	1,203	326	(7)
Other comprehensive income/(loss)	(4,102)	1,253	420	323
Total comprehensive income/(loss)	(4,807)	1,023	2,132	2,174
Attributable to the equity holders of the company	(4,810)	1,017	2,131	2,166
Attributable to non-controlling interests	3	6	1	8

* Audited
1) Other comprehensive income (OCI)

CONSOLIDATED BALANCE SHEET

(unaudited, in USD million)	Note	At 31 March 2020	At 31 December 2019*	At 31 March 2019
ASSETS				
Property, plant and equipment	6	**59,794**	69,953	70,901
Intangible assets	6	**10,145**	10,738	10,614
Equity accounted investments		**1,565**	1,442	2,801
Deferred tax assets		**3,833**	3,881	3,475
Pension assets		**682**	1,093	947
Derivative financial instruments		**1,339**	1,365	1,033
Financial investments		**3,018**	3,600	2,885
Prepayments and financial receivables		**1,163**	1,214	1,073
Total non-current assets		**81,540**	93,285	93,728
Inventories		**2,095**	3,363	2,686
Trade and other receivables		**6,301**	8,233	8,680
Derivative financial instruments		**1,247**	578	1,444
Financial investments		**6,100**	7,426	9,157
Cash and cash equivalents		**6,866**	5,177	6,618
Total current assets		**22,609**	24,778	28,586
Total assets		**104,150**	118,063	122,313
EQUITY AND LIABILITIES				
Shareholders' equity		**36,327**	41,139	45,098
Non-controlling interests		**19**	20	19
Total equity		**36,346**	41,159	45,117
Finance debt	4	**22,912**	24,945	26,398
Deferred tax liabilities		**7,399**	9,410	9,369
Pension liabilities		**3,271**	3,867	3,907
Provisions and other liabilities	7	**14,763**	17,951	17,131
Derivative financial instruments		**1,063**	1,173	1,136
Total non-current liabilities		**49,408**	57,346	57,941
Trade, other payables and provisions		**7,944**	10,450	9,172
Current tax payable	5	**3,568**	3,699	5,974
Finance debt	4	**5,608**	4,087	3,401
Dividends payable		**0**	859	0
Derivative financial instruments		**1,275**	462	708
Total current liabilities		**18,395**	19,557	19,255
Total liabilities		**67,803**	76,904	77,196
Total equity and liabilities		**104,150**	118,063	122,313

* Audited

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(unaudited, in USD million)	Share capital	Additional paid-in capital	Retained earnings	Currency translation adjustments	OCI from equity accounted investments	Share-holders' equity	Non-controlling interests	Total equity
At 31 December 2018 *	1,185	8,247	38,790	(5,206)	(44)	42,970	19	42,990
Net income/(loss)			1,711			1,711	1	1,712
Other comprehensive income/(loss)			94	324	2	420		420
Total comprehensive income								2,132
Dividends			0			0		0
Other equity transactions		(4)	(0)			(4)	(1)	(5)
At 31 March 2019	1,185	8,243	40,595	(4,883)	(42)	45,098	19	45,117
At 31 December 2019 *	1,185	7,732	37,481	(5,258)		41,139	20	41,159
Net income/(loss)			(708)			(708)	3	(705)
Other comprehensive income/(loss)			80	(4,182)		(4,102)		(4,102)
Total comprehensive income								(4,807)
Dividends			0			0		0
Share buy-back[1]								
Other equity transactions		(3)	(0)			(3)	(4)	(6)
At 31 March 2020	1,185	7,729	36,853	(9,439)		36,327	19	36,346

* Audited

1) In September 2019 Equinor launched a USD 5 billion share buy-back programme, where the first tranche of the programme of around USD 1.5 billion has been finalized. A proportionate share of around USD 1.0 billion of shares from the Norwegian State will in accordance with an agreement with the Ministry of Petroleum and Energy be redeemed at the next annual general meeting for the Norwegian State to maintain their ownership percentage in Equinor.

The market operations of the first tranche of USD 500 million has been recognised as a reduction in equity as treasury shares. The recognition of the State's share will be deferred until the decision at the annual general meeting in May 2020.

Equinor has suspended the remaining share buy-back programme until further notice. The announced second tranche of around USD 675 million, including the Norwegian State share, will under the current market conditions not be executed as previously announced and planned.

CONSOLIDATED STATEMENT OF CASH FLOWS

(unaudited, in USD million)	Note	Q1 2020	Quarters Q4 2019	Q1 2019	Full year 2019*
Income/(loss) before tax		81	1,020	4,881	9,292
Depreciation, amortisation and net impairment losses	6	4,438	4,165	2,188	13,204
Exploration expenditures written off		435	104	19	777
(Gains)/losses on foreign currency transactions and balances	4	(297)	(23)	12	(224)
(Gains)/losses on sale of assets and businesses	3	14	(193)	(8)	(1,187)
(Increase)/decrease in other items related to operating activities		235	(143)	287	1,016
(Increase)/decrease in net derivative financial instruments		(289)	393	(808)	(595)
Interest received		65	49	53	215
Interest paid		(182)	(197)	(169)	(723)
Cash flows provided by operating activities before taxes paid and working capital items		4,500	5,175	6,454	21,776
Taxes paid		(887)	(2,651)	(1,389)	(8,286)
(Increase)/decrease in working capital		1,431	(751)	69	259
Cash flows provided by operating activities		5,043	1,774	5,134	13,749
Cash used in business combinations[1]	3	0	(0)	(438)	(2,274)
Capital expenditures and investments		(2,350)	(2,700)	(2,033)	(10,204)
(Increase)/decrease in financial investments		599	(212)	(2,462)	(1,012)
(Increase)/decrease in derivative financial instruments		(26)	3	39	298
(Increase)/decrease in other interest-bearing items		0	(18)	12	(10)
Proceeds from sale of assets and businesses	3	2	882	0	2,608
Cash flows used in investing activities		(1,776)	(2,045)	(4,882)	(10,594)
New finance debt		0	984	0	984
Repayment of finance debt		(305)	(1,029)	(263)	(2,419)
Dividends paid		(845)	(850)	(769)	(3,342)
Share buy-back[2]		(58)	(351)	0	(442)
Net current finance debt and other		(49)	(237)	(129)	(277)
Cash flows provided by/(used in) financing activities		(1,257)	(1,483)	(1,161)	(5,496)
Net increase/(decrease) in cash and cash equivalents		2,010	(1,755)	(908)	(2,341)
Effect of exchange rate changes on cash and cash equivalents		(321)	115	(30)	(38)
Cash and cash equivalents at the beginning of the period (net of overdraft)		5,177	6,816	7,556	7,556
Cash and cash equivalents at the end of the period (net of overdraft)[3]		6,866	5,177	6,618	5,177

* Audited
1) Net after cash and cash equivalents acquired.
2) For more information, see Consolidated statement of changes in equity.
3) At 31 March 2020, 31 March 2019 and 31 December 2019 cash and cash equivalents net overdraft were zero.

Notes to the Condensed interim financial statements

1 Organisation and basis of preparation

Organisation and principal activities

Equinor ASA, originally Den Norske Stats Oljeselskap AS, was founded in 1972 and is incorporated and domiciled in Norway. The address of its registered office is Forusbeen 50, N-4035 Stavanger, Norway.

The Equinor group's (Equinor's) business consists principally of the exploration, production, transportation, refining and marketing of petroleum and petroleum-derived products, and other forms of energy. Equinor ASA is listed on the Oslo Børs (Norway) and the New York Stock Exchange (USA).

All Equinor's oil and gas activities and net assets on the Norwegian continental shelf (NCS) are owned by Equinor Energy AS, a 100% owned operating subsidiary of Equinor ASA. Equinor Energy AS is co-obligor or guarantor of certain debt obligations of Equinor ASA.

Equinor's Condensed interim financial statements for the first quarter of 2020 were authorised for issue by the board of directors on 6 May 2020.

Basis of preparation

These Condensed interim financial statements are prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union (EU). The Condensed interim financial statements do not include all the information and disclosures required by International Financial Reporting Standards (IFRS) for a complete set of financial statements, and these Condensed interim financial statements should be read in conjunction with the Consolidated annual financial statements for 2019. IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB, but the differences do not impact Equinor's financial statements for the periods presented. A description of the significant accounting policies applied in preparing these Condensed interim financial statements is included in Equinor`s Consolidated annual financial statements for 2019.

On 1 January 2020, Equinor implemented amendments to IFRS 3 Business Combinations, which apply to relevant transactions that occur on or after the implementation date. The amendments introduce clarification to the definition of a business, and also establish an optional test to identify a concentration of fair value that, if applied and met, will lead to the conclusion that an acquired set of activities and assets is not a business.

There have been no other changes to the significant accounting policies in the first quarter of 2020 compared to the Consolidated annual financial statements for 2019.

The Condensed interim financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the financial position, results of operations and cash flows for the dates and interim periods presented. Interim period results are not necessarily indicative of results of operations or cash flows for an annual period. Certain amounts in the comparable periods in the note disclosures have been reclassified to conform to current period presentation. The subtotals and totals in some of the tables may not equal the sum of the amounts shown due to rounding.

The Condensed interim financial statements are unaudited.

Use of estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an on-going basis, considering current and expected future market conditions. A change in an accounting estimate is recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods. The ongoing Covid-19 pandemic and the steep oil price decline experienced in the first quarter of 2020 create additional estimation uncertainties and impact key assumptions applied by Equinor in the valuation of our assets and the measurement of our liabilities, and related sensitivities. Reference is made to note 8 Impact of the Covid-19 pandemic and oil price decline for further information.

2 Segments

Equinor's operations are managed through the following operating segments (business areas): Development & Production Norway (DPN), Development & Production International (DPI), Development & Production Brazil (DPB), Marketing, Midstream & Processing (MMP), New Energy Solutions (NES), Technology, Projects & Drilling (TPD), Exploration (EXP) and Global Strategy & Business Development (GSB).

The reporting segments Exploration & Production Norway (E&P Norway) and MMP consist of the business areas DPN and MMP respectively. The operating segments DPI and DPB are aggregated into the reporting segment Exploration & Production International (E&P International). The aggregation has its basis in similar economic characteristics, such as similar long-term average gross margins, the assets' long term and capital-intensive nature and exposure to volatile oil and gas commodity prices, the nature of products, service and production processes, the type and class of customers, the methods of distribution and regulatory environment. The operating segments NES, GSB, TPD, EXP and corporate staffs and support functions are aggregated into the reporting segment "Other" due to the immateriality of these segments. The majority of the costs within the operating segments GSB, TPD and EXP are allocated to the E&P Norway, E&P International and MMP reporting segments.

The eliminations section includes the elimination of inter-segment sales and related unrealised profits, mainly from the sale of crude oil and products. Inter-segment revenues are based upon estimated market prices.

Segment data for the first quarter of 2020 and 2019 is presented below. The reported measure of segment profit is net operating income/(loss). Deferred tax assets, pension assets and non-current financial assets are not allocated to the segments.

The measurement basis for segments is IFRS as applied by the group with the exception of IFRS 16 Leases and the line item Additions to PP&E, intangibles and equity accounted investments. All IFRS 16 leases are presented within the Other segment. The lease costs for the period are allocated to the different segments based on underlying lease payments, with a corresponding credit in the Other segment. Lease costs allocated to licence partners are recognised as other revenues in the Other segment. Additions to PP&E, intangible assets and equity accounted investments in the E&P and MMP segments include the period's allocated lease costs related to activity being capitalised with a corresponding negative addition in the Other segment. The line item Additions to PP&E, intangibles and equity accounted investments excludes movements related to changes in asset retirement obligations.

First quarter 2020 (in USD million)	E&P Norway	E&P International	MMP	Other	Eliminations	Total
Revenues third party, other revenues and other income	8	307	14,695	49	0	15,059
Revenues inter-segment	3,530	1,909	96	1	(5,536)	0
Net income/(loss) from equity accounted investments	0	16	11	44	0	71
Total revenues and other income	3,537	2,232	14,802	94	(5,536)	15,130
Purchases [net of inventory variation]	0	(43)	(13,500)	(0)	6,146	(7,396)
Operating, selling, general and administrative expenses	(635)	(869)	(1,344)	59	187	(2,603)
Depreciation, amortisation and net impairment losses	(1,841)	(2,107)	(280)	(210)	0	(4,438)
Exploration expenses	(94)	(541)	0	0	0	(635)
Total operating expenses	(2,571)	(3,559)	(15,124)	(151)	6,333	(15,072)
Net operating income/(loss)	967	(1,327)	(322)	(57)	797	58
Additions to PP&E, intangibles and equity accounted investments	1,289	1,166	56	103	0	2,615
Balance sheet information						
Equity accounted investments	2	501	91	972	0	1,565
Non-current segment assets	26,854	35,032	4,233	3,820	0	69,939
Non-current assets not allocated to segments						10,036
Total non-current assets						81,540

First quarter 2019 (in USD million)	E&P Norway	E&P International	MMP	Other	Eliminations	Total
Revenues third party, other revenues and other income	3	594	15,735	86	0	16,418
Revenues inter-segment	4,979	2,205	100	0	(7,284)	0
Net income/(loss) from equity accounted investments	6	11	5	42	0	64
Total revenues and other income	4,988	2,810	15,839	129	(7,284)	16,482
Purchases [net of inventory variation]	0	(39)	(13,468)	(0)	6,850	(6,656)
Operating, selling, general and administrative expenses	(736)	(999)	(1,095)	(1)	191	(2,639)
Depreciation, amortisation and net impairment losses	(1,019)	(902)	(93)	(174)	0	(2,188)
Exploration expenses	(114)	(154)	0	0	0	(268)
Total operating expenses	(1,869)	(2,094)	(14,655)	(175)	7,042	(11,751)
Net operating income/(loss)	3,119	716	1,184	(46)	(242)	4,732
Additions to PP&E, intangibles and equity accounted investments	1,223	1,221	487	467	0	3,398
Balance sheet information						
Equity accounted investments	1,009	305	93	1,395	0	2,801
Non-current segment assets	32,218	39,333	5,347	4,617	0	81,515
Non-current assets not allocated to segments						9,411
Total non-current assets						93,728

In the first quarter of 2020 Equinor recognised net impairment of USD 2,453 million of which USD 59 million was classified as exploration expenses.

In the E&P Norway segment the net impairment was USD 862 million, hereof USD 3 million related to exploration assets. The impairments were triggered by decreased short-term oil price assumptions and construction delays mainly caused by the Covid-19 pandemic.

In the E&P International segment the net impairment was USD 1,397 million of which USD 56 million was classified as exploration expenses. In the North America onshore unconventional area the impairments were USD 872 million, in the North America conventional Gulf of Mexico USD 142 million, in the North America offshore other areas USD 86 million. In Europe and Asia the impairment was USD 289 million and the impairment reversal was USD 47 million. The impairments were triggered mainly by the decreased short-term oil price assumptions, but also construction delays and re-phasing of the production in the North America - conventional other area and in the Europe and Asia area caused by the Covid-19 pandemic. In the Europe and Asia area the impairment reversal of USD 47 million was caused by increased reserves. Impairments classified as exploration were USD 16 million in the Sub Sahara area and USD 40 million in Australia.

In the MMP segment the impairments were USD 194 million whereof USD 193 million related to a refinery due to increased asset retirement estimate and expected lower refinery margins in the short term. Due to the decline in commodity prices MMP has expensed USD 604 million in write-down of inventory included in the line item Purchases (net of inventory variation). The impact is largely offset by gain on derivatives included in the line item Revenues third party, other revenue and other income.

See also note 8 Impact of the Covid-19 pandemic and oil price decline.

For information regarding acquisition and disposal of interests, see note 3 Acquisitions and disposals.

Revenues from contracts with customers by geographical areas

When attributing the line item Revenues third party, other revenues and other income to the country of the legal entity executing the sale for the first quarter of 2020, Norway constitutes 80% and the US constitutes 15% of such revenues. For the first quarter of 2019 the revenues to Norway and US constituted 76% and 17% respectively.

Non-current assets by country

(in USD million)	At 31 March 2020	At 31 December 2019	At 31 March 2019
Norway	32,274	40,292	39,477
USA	16,524	17,776	19,872
Brazil	8,619	8,724	7,991
UK	4,968	5,657	5,406
Azerbaijan	1,671	1,598	1,476
Canada	1,372	1,672	1,621
Angola	1,320	1,564	1,870
Tanzania	964	964	963
Algeria	880	915	979
Denmark	862	984	851
Other countries	2,051	1,986	3,811
Total non-current assets[1]	71,505	82,133	84,316

1) Excluding deferred tax assets, pension assets, non-current financial assets and assets classified as held for sale.

Revenues from contracts with customers and other revenues

(in USD million)	Q1 2020	Quarters Q4 2019	Q1 2019	Full Year 2019
Crude oil	7,840	7,837	7,610	33,505
Natural gas	2,170	2,642	3,766	11,281
- European gas	1,767	2,154	3,162	9,366
- North American gas	290	354	434	1,359
- Other incl LNG	113	134	170	556
Refined products	2,029	2,879	2,503	10,652
Natural gas liquids	1,449	1,548	1,492	5,807
Transportation	329	295	304	967
Other sales	136	27	132	445
Revenues from contracts with customers	13,954	15,229	15,807	62,657
Taxes paid in-kind	47	73	83	344
Physically settled commodity derivatives	99	(110)	(60)	(1,086)
Gain/(loss) on commodity derivatives	912	(354)	513	732
Other revenues	52	62	67	265
Total other revenues	1,110	(329)	603	254
Revenues	15,065	14,900	16,410	62,911

3 Acquisitions and disposals

Investment in interest onshore Argentina

On 30 January 2020 Equinor closed a transaction to acquire a 50% ownership share in SPM Argentina S.A (SPM) from Schlumberger Production Management Holding Argentina B.V. Shell acquired the remaining 50% ownership share of SPM. SPM holds a 49% interest in the Bandurria Sur onshore block in Argentina, and the block is in the pilot phase of development. The consideration including preliminary adjustments was USD 185 million. The acquisition is accounted for as a joint venture using the equity method. Final consideration is expected in the second quarter of 2020 and the investment is accounted for in the E&P International segment.

4 Financial items

(in USD million)	Q1 2020	Quarters Q4 2019	Q1 2019	Full year 2019
Gains/(losses) on net foreign exchange	297	23	(12)	224
Interest income and other financial items	(122)	210	211	746
Gains/(losses) on derivative financial instruments	193	(308)	306	473
Interest and other finance expenses	(344)	(421)	(356)	(1,450)
Net financial items	23	(495)	149	(7)

Gains/(losses) on derivative financial instruments is a gain of USD 193 million in the first quarter of 2020 mainly due to decreased interest rates, compared to a gain of USD 306 million in the first quarter of 2019 mainly due to decreased interest rates.

Equinor has a US Commercial paper programme available with a limit of USD 5 billion of which USD 335 million has been utilised as of 31 March 2020.

In the first quarter of 2020, Equinor recorded total lease payments of USD 337 million, of which USD 32 million were payment of interests and USD 305 million were down-payments of lease liabilities. Lease liabilities per 31 March 2020 were USD 3,902 million, presented in the balance sheet within the line items Current and Non-current finance debt with USD 1,076 million and USD 2,826 million respectively.

On 6 April 2020 Equinor ASA issued bonds with maturities from 5 to 30 years for a total amount of USD 5 billion. The bonds were issued in USD and are fully and unconditionally guaranteed by Equinor Energy AS, and will be recognised in the second quarter of 2020.

5 Income taxes

(in USD million)	Q1 2020	Quarters Q4 2019	Q1 2019	Full year 2019
Income/(loss) before tax	81	1,020	4,881	9,292
Income tax expense	(786)	(1,250)	(3,168)	(7,441)
Effective tax rate	>100%	>100%	64.9%	80.1%

The tax rate for the first quarter of 2020 was primarily influenced by losses including impairments recognised in countries with unrecognised deferred taxes or in countries with lower than average tax rates and currency effects in entities that are taxable in other currencies than the functional currency.

The tax rate for the fourth quarter of 2019 and for the full year 2019 was primarily influenced by losses recognised in countries with unrecognised deferred tax assets or in countries with lower than average tax rates, partially offset by tax exempted gains on divestments. The tax rate for the fourth quarter of 2019 was also influenced by currency effects in entities that are taxable in other currencies than the functional currency.

The tax rate for the first quarter of 2019 was primarily influenced by positive operating income in countries with unrecognised deferred tax assets.

6 Property, plant and equipment and intangible assets

(in USD million)	Property, plant and equipment	Intangible assets
Balance at 31 December 2019	69,953	10,738
Additions	721	237
Transfers	29	(29)
Disposals and reclassifications	(67)	(2)
Expensed exploration expenditures and net impairment losses	–	(435)
Depreciation, amortisation and net impairment losses	(4,432)	(5)
Effect of foreign currency translation adjustments	(6,409)	(360)
Balance at 31 March 2020	59,794	10,145

Right-of-use (RoU) assets are included within property, plant and equipment with a book value of USD 3,619 million per 31 March 2020. Additions to RoU assets amounts to USD 186 million. Gross depreciation of RoU assets amounts to USD 295 million in the first quarter of 2020, of which depreciation costs of USD 94 million have been allocated to exploration and development activities, are presented net on the depreciation, amortisation and net impairment losses and additions lines in the table above.

Impairments and impairment reversals

For information on impairment losses and reversals per reporting segment, see note 2 Segments.

First quarter 2020 (in USD million)	Property, plant and equipment	Intangible assets	Total
Producing and development assets	2,116	277	2,393
Goodwill	–	1	1
Acquisition costs related to oil and gas prospects	–	59	59
Total net impairment losses (reversals) recognised	2,116	337	2,453

The net impairment charges have been recognised in the Consolidated statement of income as Depreciation, amortisation and net impairment losses and Exploration expenses based on the impaired assets' nature of property, plant and equipment and intangible assets, respectively.

The recoverable amounts in the first quarter of 2020 were based on value in use.

Value in use estimates and discounted cash flows used to determine the recoverable amount of assets tested for impairment are based on internal forecasts on costs, production profiles and commodity prices.

The commodity prices used as assumptions for the impairment calculations in the first quarter 2020 are disclosed in the table below. The figures in brackets are the prices used in impairment calculations in the fourth quarter of 2019.

See also note 8 Impact of the Covid-19 pandemic and oil price decline.

Year Prices in real terms 1)	2020		2025		2030	
Brent Blend (USD/bbl)	31	(59)	77	(77)	80	(80)
NBP (USD/mmBtu)	2.6	(4.2)	7.0	(7.0)	7.5	(7.5)
Henry Hub (USD/mmBtu)	2.0	(2.4)	3.1	(3.1)	3.6	(3.6)

1) Basis year 2019

7 Provisions, commitments, contingent liabilities and contingent assets

Equinor's estimated asset retirement obligations (ARO) have decreased by USD 3,080 million compared to year-end 2019, mainly due to currency fluctuation and increased discount rates. Changes in ARO are reflected within property, plant and equipment and provisions in the Consolidated balance sheet.

During the normal course of its business Equinor is involved in legal and other proceedings, and several claims are unresolved and currently outstanding. The ultimate liability or asset, respectively, in respect of such litigation and claims cannot be determined now. Equinor has provided in its Condensed interim financial statements for probable liabilities related to litigation and claims based on the company's best judgement. Equinor does not expect that its financial position, results of operations or cash flows will be materially affected by the resolution of these legal proceedings.

8 Impact of the Covid-19 pandemic and oil price decline

A considerable decline in oil prices during the first quarter 2020, triggered among other factors by lower demand due to the Covid-19 pandemic, significantly impacts the energy industry and Equinor. High volatility and decline in short-term oil prices have continued subsequent to the first quarter end. The full extent, duration and consequences of the Covid-19 pandemic and the resulting operational and economic impact for Equinor cannot be ascertained at this time. However, resulting changes in market risk and economic circumstances in the first quarter of 2020 impact certain of Equinor's assumptions about the future and related sources of estimation uncertainty. Updates of certain information previously provided in the year-end 2019 Consolidated financial statements, as well as other relevant information, are consequently included below.

Long-term risk-free interest rates have decreased by approximately 1.3 percentage points in the period from year-end 2019 until 31 March 2020, while Equinor's own credit spread at the end of the quarter was somewhat higher than earlier due to the current market situation. Equinor has maintained the rating from the rating agencies. The discount rates applied at 31 March 2020 in the estimation of impairments, certain fair values of assets and liabilities, and other relevant elements have consequently not changed materially compared to year-end 2019. The discount rate applied for ARO estimation has increased by 0.6 percentage points.

Due to market developments and related consequences, certain Equinor suppliers and customers have indicated that contractual clauses such as those involving force majeure are being explored. The impact for Equinor, if any, cannot be ascertained at this time.

As a consequence of the imbalances in the oil market and the significant oil price decline in 2020, the OPEC has announced production cuts starting on 1 May 2020. Equinor has some of its oil production activities in countries affected by OPEC's announcement, which may impact the level and timing of our future production. In Norway, where Equinor has production on the NCS, the Norwegian government has also announced unilateral oil production cuts. The impact for Equinor of the world-wide announced oil production cut measures cannot be clearly determined at this time.

As a measure to maintain activity in the oil and gas related industry, the Norwegian government has announced that they will propose temporary targeted changes to Norway's petroleum tax system. The suggested changes include accelerated tax depreciation for investments incurred or approved during 2020 and 2021 and a reduction on the accumulated tax uplift for the special tax from 20.8% to 10.0%. The proposition will, as it currently is presented, provide companies with a direct tax deduction instead of tax depreciation over 6 years for the special petroleum tax, while the tax uplift benefit will decrease. Tax depreciation towards the ordinary corporate tax will remain with a six-year depreciation profile. The totality will be a short-term strengthening of liquidity for the first years and an increase in total accumulated special tax paid for the later years of the current depreciation period.

An updated overview of Equinor's price assumptions as of 31 March 2020 has been provided in note 6 Property, plant and equipment and intangible assets.

Equinor has evaluated the reasonable possible changes in certain assumptions as of 31 March 2020. For interest rate and equity price the reasonable possible change remains unchanged, while the currency risk has changed from +/- 9% to +/- 12%.

The table below contains the price risk sensitivities of Equinor's commodity-based derivatives contracts. As of 31 March 2020, the reasonable possible change in prices is deemed to be -50% /+100% based on the duration of the derivatives. Equinor enters into commodity-based derivative contracts mainly to manage short-term commodity risk. However, since none of the derivative financial instruments included in the table below are part of formal hedging relationships, any changes in their fair values would be recognised in the Consolidated statement of income.

Commodity price sensitivity	31 March 2020		31 December 2019	
(in USD million)	- 50%	+ 100%	- 30%	+ 30%
Crude oil and refined products net gain/(losses)	101	(191)	569	(563)
Natural gas and electricity net gains/(losses)	274	527	(33)	49

9 Subsequent events

On 6 April 2020, Equinor ASA issued bonds for a total amount of USD 5 billion, see note 4 Financial items.

On 22 April 2020, the board of directors resolved to declare a dividend for the first quarter of 2020 of USD 0.09 per share. The Equinor share will trade ex-dividend 14 August 2020 on Oslo Børs and for ADR holders on New York Stock Exchange. Record date will be 17 August 2020 and payment date will be 28 August 2020.

On 5 May 2020, Equinor divested its remaining (4.9%) financial shareholding in Lundin Energy AB (formerly Lundin Petroleum AB). The consideration was SEK 3.3 billion (USD 0.3 billion). Closing is expected on 8 May 2020. The impact on the Consolidated statement of income will be approximately USD 0.1 billion and will be recognised as financial income in the second quarter.

See also note 8 Impact of the Covid-19 pandemic and oil price decline, which includes information on proposed temporary amendments to the Norwegian petroleum tax system as well as unilateral oil production cuts announced by the Norwegian and other governments.

Supplementary disclosures

Operational data

Operational data	Q1 2020	Quarters Q4 2019	Q1 2019	Change Q1 on Q1
Prices				
Average Brent oil price (USD/bbl)	50.3	63.3	63.2	(20%)
E&P Norway average liquids price (USD/bbl)	44.7	59.3	57.0	(22%)
E&P International average liquids price (USD/bbl)	43.6	52.8	54.6	(20%)
Group average liquids price (USD/bbl) [1]	44.2	56.5	55.8	(21%)
Group average liquids price (NOK/bbl) [1]	420	515	479	(12%)
Transfer price natural gas (USD/mmbtu) [9]	2.61	3.88	5.57	(53%)
Average invoiced gas prices - Europe (USD/mmbtu) [8]	4.06	5.31	6.89	(41%)
Average invoiced gas prices - North America (USD/mmbtu) [8]	1.86	2.23	3.13	(41%)
Refining reference margin (USD/bbl) [2]	1.8	3.0	3.0	(40%)
Entitlement production (mboe per day)				
E&P Norway entitlement liquids production	649	619	546	19%
E&P International entitlement liquids production	451	458	443	2%
Group entitlement liquids production	1,100	1,077	988	11%
E&P Norway entitlement gas production	745	727	792	(6%)
E&P International entitlement gas production	231	252	221	5%
Group entitlement gas production	976	979	1,013	(4%)
Total entitlement liquids and gas production [3]	2,076	2,056	2,001	4%
Equity production (mboe per day)				
E&P Norway equity liquids production	649	619	546	19%
E&P International equity liquids production	567	564	567	(0%)
Group equity liquids production	1,216	1,182	1,112	9%
E&P Norway equity gas production	745	727	792	(6%)
E&P International equity gas production	273	289	274	(1%)
Group equity gas production	1,018	1,015	1,066	(5%)
Total equity liquids and gas production [4]	2,233	2,198	2,178	3%
NES power production				
Power generation (GWh)	559.0	476.0	547.0	2%

Exchange rates

Exchange rates	Q1 2020	Quarters Q4 2019	Q1 2019	Change Q1 on Q1
NOK/USD average daily exchange rate	0.1053	0.1097	0.1166	(10%)
NOK/USD period-end exchange rate	0.0952	0.1139	0.1163	(18%)
USD/NOK average daily exchange rate	9.5007	9.1177	8.5779	11%
USD/NOK period-end exchange rate	10.5057	8.7803	8.5972	22%
EUR/USD average daily exchange rate	1.1019	1.1071	1.1357	(3%)
EUR/USD period-end exchange rate	1.0956	1.1234	1.1235	(2%)

Health, safety and the environment

Twelve months average per Q1 2020	Q1 2019	Health, safety and the environment	First quarter 2020	First quarter 2019
		Injury/incident frequency		
2.3	2.9	Total recordable injury frequency (TRIF)	2.0	2.7
0.6	0.6	Serious Incident Frequency (SIF)	0.5	0.7
		Oil spills		
217	219	Accidental oil spills (number of)	50	52
9,066	57	Accidental oil spills (cubic metres)	93	10

Climate	First quarter 2020	Full year 2019
Upstream CO2 intensity (kg CO2/boe) [1]	8.1	9.5

1) Total scope 1 emissions of CO2 (kg CO2) from exploration and production, divided by total production (boe).

Reconciliation of net operating income/(loss) to adjusted earnings

The table specifies the adjustments made to each of the profit and loss line item included in the net operating income/(loss) subtotal.

Items impacting net operating income/(loss) in the first quarter of 2020 (in USD million)	Equinor group	Exploration & Production Norway	Exploration & Production International	Marketing, Midstream & Processing	Other
Net operating income/(loss)	**58**	967	(1,327)	(322)	741
Total revenues and other income	**(159)**	56	(199)	(18)	2
Changes in fair value of derivatives	**53**	6	–	47	–
Periodisation of inventory hedging effect	**(65)**	–	–	(65)	–
Impairment from associated companies	**2**	–	–	–	2
Over-/underlift	**(150)**	50	(199)	–	–
Purchases [net of inventory variation]	**(459)**	–	–	343	(802)
Operational storage effects	**343**	–	–	343	–
Eliminations	**(802)**	–	–	–	(802)
Operating and administrative expenses	**158**	(19)	144	32	–
Over-/underlift	**114**	(19)	133	–	–
Gain/loss on sale of assets	**11**	–	11	–	–
Provisions	**32**	–	–	32	–
Depreciation, amortisation and net impairment losses	**2,116**	859	1,063	194	–
Impairment	**2,163**	859	1,110	194	–
Reversal of Impairment	**(47)**	–	(47)	–	–
Exploration expenses	**334**	–	334	–	–
Impairment	**334**	–	334	–	–
Sum of adjustments to net operating income/(loss)	**1,989**	896	1,342	551	(800)
Adjusted earnings [5]	**2,047**	1,863	15	229	(60)
Tax on adjusted earnings	**(1,486)**	(1,313)	79	(268)	16
Adjusted earnings after tax [5]	**561**	550	94	(39)	(44)

Items impacting net operating income/(loss) in the first quarter of 2019 (in USD million)	Equinor group	Exploration & Production Norway	Exploration & Production International	Marketing, Midstream & Processing	Other
Net operating income/(loss)	**4,732**	3,119	716	1,184	(288)
Total revenues and other income	**(710)**	135	(128)	(706)	(11)
Changes in fair value of derivatives	**(777)**	-	-	(777)	-
Periodisation of inventory hedging effect	**71**	-	-	71	-
Over-/underlift	**7**	135	(128)	-	-
Gain/loss on sale of assets	**(11)**	-	-	-	(11)
Purchases [net of inventory variation]	**112**	-	-	(130)	242
Operational storage effects	**(130)**	-	-	(130)	-
Eliminations	**242**	-	-	-	242
Operating and administrative expenses	**169**	(35)	193	11	-
Over-/underlift	**35**	(77)	112	-	-
Change in accounting policy[1]	**123**	42	81	-	-
Provisions	**11**	-	-	11	-
Depreciation, amortisation and net impairment losses	**(116)**	-	(116)	-	-
Reversal of Impairment	**(116)**	-	(116)	-	-
Sum of adjustments to net operating income/(loss)	**(544)**	100	(50)	(825)	231
Adjusted earnings [5]	**4,187**	3,219	666	359	(57)
Tax on adjusted earnings	**(2,652)**	(2,347)	(166)	(172)	34
Adjusted earnings after tax [5]	**1,535**	872	500	187	(23)

1) Change of accounting policy for lifting imbalances.

Items impacting net operating income/(loss) in the fourth quarter of 2019 (in USD million)	Equinor group	Exploration & Production Norway	Exploration & Production International	Marketing, Midstream & Processing	Other
Net operating income/(loss)	1,516	1,476	60	360	(382)
Total revenues and other income	168	(12)	77	291	(189)
Changes in fair value of derivatives	102	(9)	-	111	-
Periodisation of inventory hedging effect	180	-	-	180	-
Impairment from associated companies	23	-	-	-	23
Over-/underlift	74	(3)	77	-	-
Gain/loss on sale of assets	(212)	-	-	-	(212)
Purchases [net of inventory variation]	556	-	-	(36)	591
Operational storage effects	(36)	-	-	(36)	-
Eliminations	591	-	-	-	591
Operating and administrative expenses	(91)	(10)	11	(92)	-
Over-/underlift	(46)	(10)	(36)	-	-
Gain/loss on sale of assets	27	-	27	-	-
Provisions	(72)	-	20	(92)	-
Depreciation, amortisation and net impairment losses	1,359	1,284	55	-	20
Impairment	1,359	1,284	55	-	20
Exploration expenses	43	-	43	-	-
Impairment	43	-	43	-	-
Sum of adjustments to net operating income/(loss)	2,034	1,262	186	164	422
Adjusted earnings [5]	3,550	2,738	247	524	41
Tax on adjusted earnings	(2,364)	(1,979)	(112)	(233)	(40)
Adjusted earnings after tax [5]	1,186	759	134	291	1

Adjusted earnings after tax by reporting segment

	Quarters								
	Q1 2020			Q4 2019			Q1 2019		
(in USD million)	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax
E&P Norway	**1,863**	**(1,313)**	**550**	2,738	(1,979)	759	3,219	(2,347)	872
E&P International	**15**	**79**	**94**	247	(112)	134	666	(166)	500
MMP	**229**	**(268)**	**(39)**	524	(233)	291	359	(172)	187
Other	**(60)**	**16**	**(44)**	41	(40)	1	(57)	34	(23)
Total Equinor consolidation	**2,047**	**(1,486)**	**561**	3,550	(2,364)	1,186	4,187	(2,652)	1,535
Effective tax rates on adjusted earnings			**72.6%**			66.6%			63.3%

Reconciliation of adjusted earnings after tax to net income

Reconciliation of adjusted earnings after tax to net income (in USD million)		Q1 2020	Quarters Q4 2019	Q1 2019
Net operating income/(loss)	A	**58**	1,516	4,732
Income tax less tax on net financial items	B	**1,345**	1,258	3,161
Net operating income after tax	C = A-B	**(1,287)**	257	1,570
Items impacting net operating income[1)]	D	**1,989**	2,034	(544)
Tax on items impacting net operating income	E	**141**	1,106	(510)
Adjusted earnings after tax [5]	F = C+D-E	**561**	1,186	1,535
Net financial items	G	**23**	(495)	149
Tax on net financial items	H	**559**	8	(7)
Net income/(loss)	I = C+G+H	**(705)**	(230)	1,712

1) Represents the total adjustments to net operating income made to arrive at adjusted earnings (i.e. adjusted purchases, adjusted operating and administrative expenses, adjusted depreciation, amortisation and impairment expenses and adjusted exploration expenses, each of which are presented and reconciled to the relevant related IFRS figure for the periods presented in this report).

Adjusted earnings Marketing, Midstream & Processing (MMP) break down

Adjusted earnings break down (in USD million)	Q1 2020	Quarters Q4 2019	Q1 2019	Change Q1 on Q1
Natural Gas Europe	309	262	207	50%
Natural Gas US	(11)	35	(2)	>(100%)
Liquids	(38)	96	116	N/A
Other	(31)	131	38	N/A
Adjusted earnings MMP	229	524	359	(36%)

Adjusted exploration expenses

Adjusted exploration expenses (in USD million)	Q1 2020	Quarters Q4 2019	Q1 2019	Change Q1 on Q1
E&P Norway exploration expenditures	130	180	121	7%
E&P International exploration expenditures	265	299	207	28%
Group exploration expenditures	395	479	328	20%[1]
Expensed, previously capitalised exploration expenditures	98	61	16	>100%
Capitalised share of current period's exploration activity	(195)	(103)	(79)	>100%
Impairment (reversal of impairment)	336	43	3	>100%
Exploration expenses according to IFRS	635	480	268	>100%
Items impacting net operating income/(loss)[2]	(334)	(43)	–	N/A
Adjusted exploration expenses	302	437	268	13%

1) 22 wells with activity with 5 completed in the first quarter of 2020 compared to 24 wells with 11 completed in the first quarter of 2019.
2) For items impacting net operating income, see Reconciliation of net operating income to adjusted earnings in the Supplementary disclosures.

Calculation of capital employed and net debt to capital employed ratio

The table below reconciles the net interest-bearing debt adjusted, the capital employed, the net debt to capital employed ratio adjusted including lease liabilities and the net debt to capital employed adjusted ratio with the most directly comparable financial measure or measures calculated in accordance with IFRS.

Calculation of capital employed and net debt to capital employed ratio (in USD million)		At 31 March 2020	At 31 December 2019	At 31 March 2019
Shareholders' equity		**36,327**	41,139	45,098
Non-controlling interests		**19**	20	19
Total equity	A	**36,346**	41,159	45,117
Current finance debt		**5,608**	4,087	3,401
Non-current finance debt		**22,912**	24,945	26,398
Gross interest-bearing debt	B	**28,520**	29,032	29,799
Cash and cash equivalents		**6,866**	5,177	6,618
Current financial investments		**6,100**	7,426	9,157
Cash and cash equivalents and financial investment	C	**12,966**	12,604	15,775
Net interest-bearing debt [10]	B1 = B-C	**15,554**	16,429	14,025
Other interest-bearing elements [1]		**608**	791	1,022
Normalisation for cash-build up before tax payment (50% of Tax Payment) [2]		**362**	–	608
Net interest-bearing debt adjusted normalised for tax payment, including lease liabilities [5]	B2	**16,524**	17,219	15,654
Lease liabilities		**3,902**	4,339	4,768
Net interest-bearing debt adjusted [5]	B3	**12,622**	12,880	10,886
Calculation of capital employed [5]				
Capital employed	A+B1	**51,900**	57,588	59,142
Capital employed adjusted, including lease liabilities	A+B2	**52,870**	58,378	60,771
Capital employed adjusted	A+B3	**48,968**	54,039	56,003
Calculated net debt to capital employed [5]				
Net debt to capital employed	(B1)/(A+B1)	**30.0%**	28.5%	23.7%
Net debt to capital employed adjusted, including lease liabilities	(B2)/(A+B2)	**31.3%**	29.5%	25.8%
Net debt to capital employed adjusted	(B3)/(A+B3)	**25.8%**	23.8%	19.4%

1) Cash and cash equivalents adjustments regarding collateral deposits classified as cash and cash equivalents in the Consolidated balance sheet but considered as non-cash in the non-GAAP calculations as well as financial investments in Equinor Insurance AS classified as current financial investments.
2) Adjustment to net interest-bearing debt for cash build-up in the first quarter and the third quarter before tax payment on 1 April and 1 October. This is to exclude 50% of the cash build-up to have a more even allocation of tax payments between the four quarters and hence a more representative net interest-bearing debt.

Net adjusted financial items 2020

Net adjusted financial items in the first quarter of 2020 (in USD million)	Interest income and other financial items	Net foreign exchange gains (losses)	Gains (losses) derivative financial instruments	Interest and other finance expenses	Net before tax	Estimated tax effect	Net after tax
Financial items according to IFRS	(122)	297	193	(344)	23	559	582
Foreign exchange (FX) impacts (incl. derivatives)	(35)	(297)	-	-	(332)	2	-
Interest rate (IR) derivatives	-	-	(193)	-	(193)	-	-
Fair value adjustment financial investments and other	164	-	-	-	164	-	-
Subtotal	129	(297)	(193)	0	(361)	2	(358)
Adjusted financial items	7	0	0	(344)	(338)	561	224

Net adjusted financial items 2019

Net adjusted financial items in the first quarter of 2019 (in USD million)	Interest income and other financial items	Net foreign exchange gains (losses)	Gains (losses) derivative financial instruments	Interest and other finance expenses	Net before tax	Estimated tax effect	Net after tax
Financial items according to IFRS	211	(12)	306	(356)	149	(7)	142
Foreign exchange (FX) impacts (incl. derivatives)	4	12	-	-	16	-	-
Interest rate (IR) derivatives	-	-	(306)	-	(306)	-	-
Fair value adjustment financial investment	15	-	-	-	15	-	-
Adjusted financial items excluding FX and IR derivatives	230	-	-	(356)	(126)	(7)	(133)

USE AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Non-GAAP financial measures are defined as numerical measures that either exclude or include amounts or certain accounting items that are not excluded or included in the comparable measures calculated and presented in accordance with GAAP (i.e. IFRS).

Management considers adjusted earnings and adjusted earnings after tax together with other non-GAAP financial measures as defined below, to provide a better indication of the underlying operational and financial performance in the period (excluding financing), and therefore better facilitate comparisons between periods.

The following financial measures may be considered non-GAAP financial measures:

- **Adjusted earnings** are based on net operating income/(loss) and adjusts for certain items affecting the income for the period in order to separate out effects that management considers may not be well correlated to Equinor's underlying operational performance in the individual reporting period. Management considers adjusted earnings to be a supplemental measure to Equinor's IFRS measures, which provides an indication of Equinor's underlying operational performance in the period and facilitates an alternative understanding of operational trends between the periods. Adjusted earnings include adjusted revenues and other income, adjusted purchases, adjusted operating expenses and selling, general and administrative expenses, adjusted depreciation expenses and adjusted exploration expenses

- **Adjusted earnings after tax** – equals the sum of net operating income less income tax in business areas and adjustments to operating income taking the applicable marginal tax into consideration. Adjusted earnings after tax excludes net financial items and the associated tax effects on net financial items. It is based on adjusted earnings less the tax effects on all elements included in adjusted earnings (or calculated tax on operating income and on each of the adjusting items using an estimated marginal tax rate). In addition, tax effect related to tax exposure items not related to the individual reporting period is excluded from adjusted earnings after tax. Management considers adjusted earnings after tax, which reflects a normalised tax charge associated with its operational performance excluding the impact of financing, to be a supplemental measure to Equinor's net income. Certain net USD denominated financial positions are held by group companies that have a USD functional currency that is different from the currency in which the taxable income is measured. As currency exchange rates change between periods, the basis for measuring net financial items for IFRS will change disproportionally with taxable income which includes exchange gains and losses from translating the net USD denominated financial positions into the currency of the applicable tax return. Therefore, the effective tax rate may be significantly higher or lower than the statutory tax rate for any given period. Adjusted taxes included in adjusted earnings after tax should not be considered indicative of the amount of current or total tax expense (or taxes payable) for the period

Adjusted earnings and adjusted earnings after tax should be considered additional measures rather than substitutes for net operating income and net income, which are the most directly comparable IFRS measures. There are material limitations associated with the use of adjusted earnings and adjusted earnings after tax compared with the IFRS measures as such non-GAAP measures do not include all the items of revenues/gains or expenses/losses of Equinor that are needed to evaluate its profitability on an overall basis. Adjusted earnings and adjusted earnings after tax are only intended to be indicative of the underlying developments in trends of our on-going operations for the production, manufacturing and marketing of our products and exclude pre-and post-tax impacts of net financial items. Equinor reflects such underlying development in our operations by eliminating the effects of certain items that may not be directly associated with the period's operations or financing. However, for that reason, adjusted earnings and adjusted earnings after tax are not complete measures of profitability. These measures should therefore not be used in isolation.

- **Return on average capital employed after tax (ROACE)** – this measure provides useful information for both the group and investors about performance during the period under evaluation. Equinor uses ROACE to measure the return on capital employed, regardless of whether the financing is through equity or debt. The use of ROACE should not be viewed as an alternative to income before financial items, income taxes and minority interest, or to net income, which are measures calculated in accordance with GAAP or ratios based on these figures. For a reconciliation for adjusted earnings after tax, see Reconciliation of net operating income to adjusted earnings as presented earlier in this report

- **Capital employed adjusted –** this measure is defined as Equinor's total equity (including non-controlling interests) and net interest-bearing debt adjusted

- **Net interest-bearing debt adjusted** – this measure is defined as Equinor's interest bearing financial liabilities less cash and cash equivalents and current financial investments, adjusted for collateral deposits and balances held by Equinor's captive insurance company and balances related to the SDFI

- **Net debt to capital employed**, **Net debt to capital employed adjusted, including lease liabilities** and **Net debt to capital employed ratio adjusted** – Following implementation of IFRS 16 Equinor presents a "net debt to capital employed adjusted" excluding lease liabilities from the gross interest-bearing debt. Comparable numbers are presented in the table Calculation of capital employed and net debt to capital employed ratio in the report include Finance lease according to IAS17, adjusted for marketing instruction agreement

- **Organic capital expenditures** – Capital expenditures, defined as Additions to PP&E, intangibles and equity accounted investments in note 2 Segments to the Condensed financial interim statements, amounted to USD 2.6 billion in the first quarter of 2020. Organic capital expenditures are capital expenditures excluding acquisitions, recognized lease assets (RoU assets) and other investments with significant different cash flow pattern. In the first quarter of 2020, a total of USD 0.3 billion were excluded from the organic capital expenditures. Forward-looking organic capital expenditures included in this report are not reconcilable to its most directly comparable IFRS measure without unreasonable efforts, because the amounts excluded from such IFRS measure to determine organic capital expenditures cannot be predicted with reasonable certainty.

- **Free cash flow for the first quarter 2020** includes the following line items in the Consolidated statement of cash flows: Cash flows provided by operating activities before taxes paid and working capital items (USD 4.5 billion), taxes paid (negative USD 0.9 billion), cash used in business combinations (USD 0.0 billion), capital expenditures and investments (negative USD 2.4 billion), (increase) decrease in other items interest bearing (USD 0.0 billion), proceeds from sale of assets and businesses (USD 0.0 billion), dividend paid (negative USD 0.8 billion) and share buy-back (USD 0.0 billion), resulting in a free cash flow of USD 0.4 billion in the first quarter of 2020

Adjusted earnings adjust for the following items:
- **Changes in fair value of derivatives:** Certain gas contracts are, due to pricing or delivery conditions, deemed to contain embedded derivatives, required to be carried at fair value. Also, certain transactions related to historical divestments include contingent consideration, are carried at fair value. The accounting impacts of changes in fair value of the aforementioned are excluded from adjusted earnings. In addition, adjustments are also made for changes in the unrealised fair value of derivatives related to some natural gas trading contracts. Due to the nature of these gas sales contracts, these are classified as financial derivatives to be measured at fair value at the balance sheet date. Unrealised gains and losses on these contracts reflect the value of the difference between current market gas prices and the actual prices to be realised under the gas sales contracts. Only realised gains and losses on these contracts are reflected in adjusted earnings. This presentation best reflects the underlying performance of the business as it replaces the effect of temporary timing differences associated with the re-measurements of the derivatives to fair value at the balance sheet date with actual realised gains and losses for the period
- **Periodisation of inventory hedging effect:** Commercial storage is hedged in the paper market and is accounted for using the lower of cost or market price. If market prices increase above cost price, the inventory will not reflect this increase in value. There will be a loss on the derivative hedging the inventory since the derivatives always reflect changes in the market price. An adjustment is made to reflect the unrealised market increase of the commercial storage. As a result, loss on derivatives is matched by a similar adjustment for the exposure being managed. If market prices decrease below cost price, the write-down of the inventory and the derivative effect in the IFRS income statement will offset each other and no adjustment is made
- **Over/underlift**: Over/underlift is accounted for using the sales method and therefore revenues were reflected in the period the product was sold rather than in the period it was produced. The over/underlift position depended on a number of factors related to our lifting programme and the way it corresponded to our entitlement share of production. The effect on income for the period is therefore adjusted, to show estimated revenues and associated costs based upon the production for the period to reflect operational performance and comparability with peers. Following the first quarter of 2019, Equinor changed the accounting policy for lifting imbalances. Adjusted earnings now include the over/underlift adjustment
- The **operational storage** is not hedged and is not part of the trading portfolio. Cost of goods sold is measured based on the FIFO (first-in, first-out) method, and includes realised gains or losses that arise due to changes in market prices. These gains or losses will fluctuate from one period to another and are not considered part of the underlying operations for the period
- **Impairment and reversal of impairment** are excluded from adjusted earnings since they affect the economics of an asset for the lifetime of that asset, not only the period in which it is impaired or the impairment is reversed. Impairment and reversal of impairment can impact both the exploration expenses and the depreciation, amortisation and impairment line items
- **Gain or loss from sales of assets** is eliminated from the measure since the gain or loss does not give an indication of future performance or periodic performance; such a gain or loss is related to the cumulative value creation from the time the asset is acquired until it is sold
- **Eliminations (Internal unrealised profit on inventories):** Volumes derived from equity oil inventory will vary depending on several factors and inventory strategies, i.e. level of crude oil in inventory, equity oil used in the refining process and level of in-transit cargoes. Internal profit related to volumes sold between entities within the group, and still in inventory at period end, is eliminated according to IFRS (write down to production cost). The proportion of realised versus unrealised gain will fluctuate from one period to another due to inventory strategies and consequently impact net operating income. Write-down to production cost is not assessed to be a part of the underlying operational performance, and elimination of internal profit related to equity volumes is excluded in adjusted earnings
- **Other items of income and expense** are adjusted when the impacts on income in the period are not reflective of Equinor's underlying operational performance in the reporting period. Such items may be unusual or infrequent transactions but they may also include transactions that are significant which would not necessarily qualify as either unusual or infrequent. Other items are carefully assessed and can include transactions such as provisions related to reorganisation, early retirement, etc.
- **Change in accounting policy** are adjusted when the impacts on income in the period are unusual or infrequent, and not reflective of Equinor's underlying operational performance in the reporting period

For more information on our use of non-GAAP financial measures, see section 5.2 Use and reconciliation of non-GAAP financial measures in Equinor's 2019 Annual Report and Form 20-F.

FORWARD-LOOKING STATEMENTS

This report contains certain forward-looking statements that involve risks and uncertainties. In some cases, we use words such as "ambition", "continue", "could", "estimate", "expect", "believe", "focus", "likely", "may", "outlook", "plan", "strategy", "will", "guidance", "targets", "in line with", "consistent" and similar expressions to identify forward-looking statements. Forward-looking statements include all statements other than statements of historical fact, including, among others, statements regarding Equinor's plans, intentions, aims, ambitions and expectations with respect to the Covid-19 pandemic including its impacts, consequences and risks; Equinor's USD 3 billion action plan for 2020 to strengthen financial resilience; Equinor's response to the Covid-19 pandemic, including anticipated measures to protect people, operations and value creation, operating costs and assumptions; the commitment to develop as a broad energy company; future financial performance, including cash flow and liquidity; the share buy-back programme, including its suspension and the redemption of the Norwegian State's shares; accounting policies; production cuts, including their impact on the level and timing of Equinor's production; Norway's petroleum tax system; market outlook and future economic projections and assumptions, including commodity price assumptions; organic capital expenditures through 2023; intention to mature its portfolio; estimates regarding exploration activity levels; ambition to keep unit of production cost in the top quartile of its peer group; scheduled maintenance activity and the effects on equity production thereof; expected amount and timing of dividend payments; and provisions and contingent liabilities.

You should not place undue reliance on these forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons.

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing, in particular in light of recent significant oil price volatility triggered, among other things, by the changing dynamic among OPEC+ members and the uncertainty regarding demand created by the Covid-19 pandemic; the impact of Covid-19; levels and calculations of reserves and material differences from reserves estimates; unsuccessful drilling; operational problems; health, safety and environmental risks; natural disasters, adverse weather conditions, climate change, and other changes to business conditions; the effects of climate change; regulations on hydraulic fracturing; security breaches, including breaches of our digital infrastructure (cybersecurity); ineffectiveness of crisis management systems; the actions of competitors; the development and use of new technology, particularly in the renewable energy sector; inability to meet strategic objectives; the difficulties involving transportation infrastructure; political and social stability and economic growth in relevant areas of the world; an inability to attract and retain personnel; inadequate insurance coverage; changes or uncertainty in or non-compliance with laws and governmental regulations; the actions of the Norwegian state as majority shareholder; failure to meet our ethical and social standards; the political and economic policies of Norway and other oil-producing countries; non-compliance with international trade sanctions; the actions of field partners; adverse changes in tax regimes; exchange rate and interest rate fluctuations; factors relating to trading, supply and financial risk; general economic conditions; and other factors discussed elsewhere in this report. Additional information, including information on factors that may affect Equinor's business, is contained in Equinor's Annual Report on Form 20-F for the year ended December 31, 2019, filed with the U.S. Securities and Exchange Commission (including section 2.11 Risk review - Risk factors thereof). Equinor's 2019 Annual Report and Form 20-F is available at Equinor's website www.equinor.com. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assume responsibility for the accuracy and completeness of these forward-looking statements. Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable law, we undertake no obligation to update any of these statements after the date of this report, whether to make them either conform to actual results or changes in our expectations or otherwise.

We use certain terms in this document, such as "resource" and "resources" that the SEC's rules prohibit us from including in our filings with the SEC. U.S. investors are urged to closely consider the disclosures in our Form 20-F, SEC File No. 1-15200. This form is available on our website or by calling 1-800-SEC-0330 or logging on to www.sec.gov.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of this report, either to make them conform to actual results or changes in our expectations.

END NOTES

1. The group's **average liquids price** is a volume-weighted average of the segment prices of crude oil, condensate and natural gas liquids (NGL).

2. The **refining reference margin** is a typical average gross margin of our two refineries, Mongstad and Kalundborg. The reference margin will differ from the actual margin, due to variations in type of crude and other feedstock, throughput, product yields, freight cost, inventory, etc.

3. **Liquids volumes** include oil, condensate and NGL, exclusive of royalty oil.

4. **Equity volumes** represent produced volumes under a **production sharing agreement (PSA)** that correspond to Equinor's ownership share in a field. **Entitlement volumes**, on the other hand, represent Equinor's share of the volumes distributed to the partners in the field, which are subject to deductions for, among other things, royalty and the host government's share of profit oil. Under the terms of a PSA, the amount of profit oil deducted from equity volumes will normally increase with the cumulative return on investment to the partners and/or production from the licence. Consequently, the gap between entitlement and equity volumes will likely increase in times of high liquids prices. The distinction between equity and entitlement is relevant to most PSA regimes, whereas it is not applicable in most concessionary regimes such as those in Norway, the UK, the US, Canada and Brazil.

5. These are **non-GAAP figures.** See "Use and reconciliation of non-GAAP financial measures" in the report for more details. For ROACE, see table Calculated ROACE in the Supplementary disclosures.

6. Transactions with the **Norwegian State.** The Norwegian State, represented by the Ministry of Petroleum and Energy (MPE), is the majority shareholder of Equinor and it also holds major investments in other entities. This ownership structure means that Equinor participates in transactions with many parties that are under a common ownership structure and therefore meet the definition of a related party. Equinor purchases liquids and natural gas from the Norwegian State, represented by SDFI (the State's Direct Financial Interest). In addition, Equinor sells the State's natural gas production in its own name, but for the Norwegian State's account and risk as well as related expenditures are refunded by the State. All transactions are considered priced on an arm's-length basis.

7. The production guidance reflects our estimates of **proved reserves** calculated in accordance with US Securities and Exchange Commission (SEC) guidelines and additional production from other reserves not included in proved reserves estimates. The growth percentage is based on historical production numbers, adjusted for portfolio measures.

8. The group's **average invoiced gas prices** include volumes sold by the MMP segment.

9. The internal **transfer price** paid from MMP to E&P Norway.

10. Since different legal entities in the group lend to projects and others borrow from banks, project financing through external bank or similar institutions is not netted in the balance sheet and results in over-reporting of the debt stated in the balance sheet compared to the underlying exposure in the group. Similarly, certain net interest-bearing debt incurred from activities pursuant to the Marketing Instruction of the Norwegian government are off-set against receivables on the SDFI. Some interest-bearing elements are classified together with non-interest bearing elements, and are therefore included when calculating the net interest-bearing debt.